UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Ayala Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

007624307
(CUSIP Number)

I.B.F Management Ltd.
HaOgen Tower, 4 Oppenheimer St., Rehovot 7670104, Israel
TEL: 972-722-514175
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
Israel Biotech Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
2,584,909*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
2,584,909*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,584,909*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9% **

14	TYPE OF REPORTING PERSON
PN

 * See Item 5.
** Based on 10,751,792 shares of common stock, par value $0.001 per share (the “Common Stock”) of Ayala Pharmaceuticals, Inc. (the “Issuer”) issued and outstanding as of October 19, 2023, according information received from the Issuer.

1	NAME OF REPORTING PERSONS
Israel Biotech Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
1,094,091*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
1,094,091*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,094,091*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%**

14	TYPE OF REPORTING PERSON
PN

 * See Item 5.
** Based on 10,751,792 shares of Common Stock issued and outstanding as of October 19, 2023, according information received from the Issuer.

1	NAME OF REPORTING PERSONS
Israel Biotech Fund GP Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
2,584,909*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
2,584,909*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,584,909*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%**

14	TYPE OF REPORTING PERSON
PN

 * See Item 5.
** Based on 10,751,792 shares of Common Stock issued and outstanding as of October 19, 2023, according information received from the Issuer.

1	NAME OF REPORTING PERSONS
Israel Biotech Fund GP Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
1,094,091*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
1,094,091*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,094,091*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%**

14	TYPE OF REPORTING PERSON
PN

 * See Item 5.
** Based on 10,751,792 shares of Common Stock issued and outstanding as of October 19, 2023, according information received from the Issuer.

1	NAME OF REPORTING PERSONS
I.B.F Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
3,679,000*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
3,679,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,679,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.0%**

14	TYPE OF REPORTING PERSON
CO

* See Item 5.
** Based on 10,751,792 shares of Common Stock issued and outstanding as of October 19, 2023, according information received from the Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 11, 2023 (the “Statement”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Ayala Pharmaceuticals, Inc. (the “Issuer”), a corporation incorporated under the laws of the State of Delaware. Capitalized terms not defined herein shall have the meaning ascribed thereto in the Statement.

The following amends and supplements Items 3, 4, 5 and 7 of the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented to add the following:

See Item 4, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented to add the following:

Biosight Merger - Closing. On October 18, 2023, the Biosight Merger was consummated and, in accordance with the Biosight Merger Agreement, each of IBF I and IBF II were issued, in exchange for the securities they held in Biosight, 338,693 shares of Common Stock and 338,693 shares of Common Stock, respectively (collectively, the “Biosight Consideration Shares”).

Biosight Merger – Side Letter. On September 15, 2023, the Issuer entered into a Side Letter Agreement for Conversion (the “Side Letter Agreement”) with IBF I, IBF II and certain other investors named therein (collectively, the “Investors”). The Side Letter Agreement references (i) the Biosight Merger Agreement, (ii) the Promissory Note, and (iii) a Simple Agreement for Future Equity by and between Biosight and the Investors, pursuant to which the Investors agreed to invest in Biosight up to $2,500,000 (of which IBF I and IBF II agreed to invest up to $700,000 and $700,000, respectively) and Biosight agreed to issue equity interests in Biosight to the Investors in certain circumstances (the “SAFE”). Pursuant to the Side Letter Agreement, the Issuer and the Investors agreed that should the Biosight Merger be consummated prior to the termination of the SAFE, then the Investors shall be entitled to receive, in consideration for amounts actually invested in Biosight up to $2,500,000, shares of the Common Stock. The number of shares to be so issued would be equal to the amounts actually invested by the Investors in Biosight, divided by a conversion price equal to sixty-five percent (65%) of either (a) if definitive agreements with respect to private investments in public equity transactions involving shares of Common Stock (“PIPE Transaction”) are executed prior to the consummation of the Biosight Merger and the PIPE Transaction is consummated substantially simultaneous with the closing of the Biosight Merger, the lowest effective price per share at which shares of Common Stock are purchased in the PIPE Transaction, or (b) if the conditions set forth in clause (a) are not satisfied, the average of the closing prices of the Common Stock on the OTCQB on the five trading days immediately preceding the date on which the closing of the Biosight Merger occurs (such shares of Common Stock, the “Ayala SAFE Initial Shares”). The Side Letter Agreement also provides that (i) should the Biosight Merger be closed prior to the termination of the SAFE, then, following the closing of the Biosight Merger, if the Issuer enters into definitive agreements for the PIPE Transaction, the Investors shall have the right (but not the obligation) to purchase, on the same terms of the PIPE Transaction, a number of shares of Common Stock equal to up to all of the portion, if any, of the $2,500,000 that they were entitled to invest under the SAFE that was never actually invested by the Investors (the “Uninvested Amount” and the shares of Common Stock in respect thereof, the “Ayala SAFE Additional Shares”)), except that the price per share shall be equal to sixty-five percent (65%) of the lowest effective price per share at which shares of Ayala Common Stock are purchased in the PIPE Transaction, and (ii) if the PIPE Transaction is not consummated by the date that is six months following the closing of the Merger, then, for a period of 30 days following such date, the Investors shall have the right (but not the obligation) to purchase a number of shares of Ayala Common Stock equal to up to all of the Uninvested Amount at a price per share equal to sixty-five percent (65%) of the average of the closing prices of the Ayala Common Stock on the OTCQB on the five trading days immediately preceding the date on which notice of such purchase is delivered to the Company. If the PIPE Transaction entails the issuance of warrants, the Investors are also entitled to receive warrants in accordance with the terms of the Side Letter Agreement.

Since IBF I and IBF II invested through the SAFE $196,000 and $196,000, respectively, and the Biosight Merger was consummated prior to the termination of the SAFE, the Issuer is in the process of issuing each of them the Ayala SAFE Initial Shares, which means 320,615 shares of Common Stock to each of them (the “SAFE Initial Shares”). While each of IBF I and IBF II has the right, subject to the terms and conditions of the Side Letter Agreement, to invest the Uninvested Amount in Ayala (i.e., $504,000 in the case of each of IBF I and IBF II), the purchase price therefor is presently undeterminable (collectively, the “SAFE Additional Shares”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Statement are hereby amended by replacing them in their entirety with the following:

The aggregate percentage of shares reported beneficially owned by each person named herein is based on 10,751,792 shares of Common Stock issued and outstanding as of October 19, 2023, according information received from the Issuer.

(a), (b)

As of the close of business on October 18, 2023, IBF 1 beneficially owned 2,584,909 shares of Common Stock, representing approximately 20.9% of the outstanding shares of Common Stock. IBF I GP, by virtue of being the general partner of IBF I, may be deemed to beneficially own, and share the power to vote and dispose, such shares. For the sake of clarity, such 2,584,909 shares of Common Stock exclude the SAFE Additional Shares issuable to IBF I under the terms of the Side Letter Agreement.

As of the close of business on October 18, 2023, IBF 2 beneficially owned 1,094,091 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. IBF II GP, by virtue of being the general partner of IBF II, may be deemed to beneficially own, and share the power to vote and dispose, such shares. For the sake of clarity, such 1,094,091 shares of Common Stock exclude the SAFE Additional Shares issuable to IBF II under the terms of the Side Letter Agreement.

As of the close of business on October 18, 2023, IBF Management, by virtue of being the management company of each of IBF I GP and IBF II GP, may be deemed to beneficially own 3,679,000 shares of Common Stock, representing approximately 28.0% of the outstanding shares of Common Stock. For the sake of clarity, such 3,679,000 shares of Common Stock (i) exclude the SAFE Additional Shares issuable to IBF I and IBF II under the terms of the Side Letter Agreement and (ii) any securities of the Issuer held by Dr. David Sidransky, Robert Spiegel, M.D. and Murray A. Goldberg, for which the Reporting Persons disclaim any beneficial ownership.

Information provided to the Reporting Persons indicates that none of the persons listed on Schedule A annexed hereto beneficially owned as of October 18, 2023 any shares of Common Stock, except as indicated in Schedule A.

(c)            Except as set forth herein, none of the Reporting Persons effected any transactions in the shares of Common Stock in the 60 days preceding October 18, 2023. Information provided to the Reporting Persons indicates that none of the persons listed on Schedule A annexed hereto effected any transactions in the shares of Common Stock in the 60 days preceding October 18, 2023.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented to add the following exhibit:

99.7	Side Letter Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Report on Form 8-K filed with the SEC on September 21, 2023).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2023

Israel Biotech Fund I, L.P.

By:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, Managing Partner

Israel Biotech Fund II, L.P.

By:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, Managing Partner

Israel Biotech Fund GP Partners, L.P.

By:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, General Partner

Israel Biotech Fund GP Partners II, L.P.

By:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, General Partner

I.B.F Management Ltd.

/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, Chief Executive Officer

SCHEDULE A

Directors and Officers of IBF Management

General

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Yuval Cabilly, Director & CEO	Managing Partner, IBF 1 and IBF 2	c/o IBF Management Ltd., 4 Oppenheimer St. Rehovot Israel	Israel
Aido Zairi, Director	Managing Partner, IBF 1 and IBF 2	c/o IBF Management Ltd., 4 Oppenheimer St. Rehovot Israel	Israel, U.S.
David Sidransky, Director	Managing Partner, IBF 1 and IBF 2	c/o IBF Management Ltd., 4 Oppenheimer St. Rehovot Israel	Israel, U.S.

Beneficial Ownership of Directors and Officers of IBF Management

Yuval Cabilly – None

Aido Zairi – None

David Sidransky – 93 shares of Common Stock (of which 46 shares are held by his son) and the following stock options:

Exercise Price	Date Exercisable	Expiration Date	Number of Shares
$55.23	This option is fully vested and exercisable.	06/09/2031	2,342
$8.7	This option vests and becomes exercisable on the earlier of (i) June 13, 2023 or (ii) one day prior to the Issuer's 2023 annual meeting of stockholders, subject to Mr. Sidransky's continued service with the Issuer through such vesting date.	06/12/2032	2,342
$16,128	This option is fully vested and exercisable.	05/27/2025	17
$15,372	This option is fully vested and exercisable.	11/04/2025	42
$9,252	This option is fully vested and exercisable.	11/03/2026	25
$3,828	This option is fully vested and exercisable.	11/01/2027	25
$648	This option is fully vested and exercisable.	11/04/2028	25
$24.8	This option is fully vested and exercisable.	10/23/2029	125
$52.8	This option is fully vested and exercisable	05/03/2030	163